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                            July 29, 2020

       Susan M. Ball
       Executive Vice President, Chief Financial Officer and Treasurer
       Team, Inc.
       13131 Dairy Ashford, Suite 600
       Sugar Land, Texas 77478

                                                        Re: Team, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed March 16,
2020
                                                            Form 10-Q for the
Quarter Ended March 31, 2020
                                                            Filed June 19, 2020
                                                            File No. 001-08604

       Dear Ms. Ball:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarter Ended March 31, 2020

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures and Reconciliations, page 34

   1. You disclose various non-GAAP financial measures on pages 35 and 36 including
                                                        "consolidated adjusted
net income (loss)", "adjusted net income (loss) per diluted share",
                                                        "adjusted earnings
before interest and taxes ("adjusted EBIT")", "adjusted earnings before interest, taxes,
depreciation and amortization" (   adjusted EBITDA   ), and "free cash flow"
                                                        to supplement financial
information presented on a GAAP basis. Your disclosure also
                                                        includes "adjusted
EBIT" and "adjusted EBITDA" by segment. Please revise to explain why you believe each of
these non-GAAP measures is useful to potential investors. Also, please revise to
disclose to the extent material, any additional purposes for which these non-GAAP measures are
used by your management. Refer to the guidance outlined in
 Susan M. Ball
Team, Inc.
July 29, 2020
Page 2
         Item 10(e)(i)(C) and (D) of Regulation S-K.


2. Please revise to reconcile the non-GAAP measures "adjusted EBIT" and "adjusted
         EBITDA" to net income (loss), which appears to be the most comparable GAAP measure. Refer to the guidance outlined in Question 103.02 of the Division's Compliance and Disclosure Interpretations Regarding Non-GAAP Measures as updated April 14,
         2018. The disclosures included in your press releases disclosing your quarterly earnings should be similarly revised.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Linda Cvrkel at (202) 551-3813 or James Allegretto at
(202) 551-3849
if you have any questions.



FirstName LastNameSusan M. Ball                              Sincerely,
Comapany NameTeam, Inc.
                                                             Division of
Corporation Finance
July 29, 2020 Page 2                                         Office of Trade &
Services
FirstName LastName